

January 3, 2013

<u>Via Email</u>
James Kirsch
Chief Executive Officer
Professional Diversity Network, LLC
150 North Wacker Drive, Suite 2360
Chicago, IL 60606

> **Re: Professional Diversity Network, LLC**
> **Amendment No. 8 to Registration Statement on Form S-1**
> **Filed December 14, 2012**
> **File No. 333-181594**

Dear Mr. Kirsch:

We have reviewed your amended Form S-1 and have the following comments. Where indicated, we think you should revise your document in response to these comments. Unless otherwise noted, where prior comments are referred to they refer to our letter dated November 28, 2012.

Firm Commitment Underwritten IPO prospectus

<u>General</u>

1.   In response to prior comment 2 you added disclosure in the prospectus summary and the Management's Discussion and Analysis section that you believe that you have the "potential to exceed" your revenues from your previous agreement with Monster Worldwide due to potential commission payments and revenue from direct sales by the company. You further state that you "will exceed the total revenue" you earned from Monster Worldwide in 2012 if LinkedIn sells more than $20 million of your services in 2013. Please provide appropriate context regarding these statements by disclosing whether you believe that you will exceed revenues from your previous agreement with Monster and the basis for that belief. Alternatively, revise your statement to indicate that there is no assurance that you will exceed revenues from historic periods. In this regard, we note your disclosure that you expect to "experience significant decreases in revenue at least for the first quarter of 2013."

<u>Prospectus Cover Page</u>

2.   Please remove the reference to "Sole Book-Running Manager" and "Co-manager" from the cover page.

Overview, page 1

3.   Please clarify whether you launched the LinkedIn arrangement on January 1, 2013, as anticipated. To the extent you have not yet launched this arrangement, please revise your disclosures to provide the revised anticipated launch date.

Offering, page 11

4.   Please explain further how you determined the number of shares outstanding prior to this offering of 5,163,368. In this regard, revise your disclosures here, as well as in the Summary Financial Data and the Capitalization sections, to clearly explain the number of shares issued in the corporate reorganization and the number of shares issued in the debt conversion. Also, please confirm that you will file the conversion debt agreement as an Exhibit prior to effectiveness to ensure that this pro forma adjustment meets the factually supportable criteria of Rule 11-02(b)(6) of Regulation S-X.

Summary Financial Data, page 13

5.   Pursuant to footnote (1) on page 14, pro forma net income per common share is computed based on the number of shares of common stock to be issued following your conversion from a limited liability company to a corporation immediately prior to the closing of the offering. As such, it appears that you should have used 5,163,368 shares in your calculations. Please revise your disclosures accordingly or explain further why you believe 6,173,368 is the correct number of shares to be used in your pro form earnings per share calculations.

6.   Revise to include the deferred IPO costs in the "pro forma" column.

Use of Proceeds, page 32

7.   We note from your disclosures on page 11 that you expect the net proceeds from this offering to be approximately $8.32 million, after deducting the estimated underwriting discounts and commissions, the underwriter's accountable expense reimbursement and estimated offering expenses. However, on page 32 you state that the estimated net proceeds from this offering will be $8.2 million. Please explain this apparent inconsistency or revise your disclosures accordingly. Also, explain further why the estimated net proceeds from this offering assuming the underwriter exercises its option to purchase additional shares is equal to (or potentially less than) the estimated net proceeds assuming no additional shares are purchased.

Capitalization, page 34

8.   Please revise the information in your Capitalization table to be consistent with the bullet points preceding the table as well as the information presented on page 15. In this regard, the first column should reflect the "actual" amounts as disclosed in the most recent

balance sheet included in the filing. The second column should be labeled "pro forma" and should reflect the completion of your corporate reorganization as well as the conversion of your promissory notes and the third column should reflect the pro forma numbers from the second column as well as the receipt of proceeds from the sale of common stock in this offering.

Management's Discussion and Analysis of Financial Condition and Results of Operations

Overview

LinkedIn, page 39

9.   Please revise to disclose the number of employers on LinkedIn's restrictive account list. Also, we note your reference on pages 2 and F-6 to "non-exclusive" agreements with new strategic business partners such as LinkedIn. Given the restrictive nature of the LinkedIn agreement, please explain further how you determined that referring to this as a "non-exclusive" agreement is a fair description of this arrangement.

Notes to Financial Statements

Note 3. Summary of Significant Accounting Policies

Revenue Recognition, page F-7

10.   We note that under your agreement with Monster Worldwide, you are required to fulfill services in 2013 that Monster sold prior to the expiration of your agreement. Please explain further your policy for recognizing revenue received from Monster Worldwide. In this regard, considering you continue to have service obligations to Monster Worldwide, tell us how you determined that it was appropriate to recognize all revenues from this arrangement in fiscal 2012 and provide the specific guidance you relied upon.

IPO CSOP Prospectus

11.   Please revise the disclosure on page A3 under "Use of Proceeds" to indicate that you are offering 100,000 shares of common stock under the IPO CSOP prospectus and not 1,000,000 shares.

You may contact Melissa Kindelan at (202) 551-3564 or Kathleen Collins, Accounting Branch Chief, at (202) 551-3499 if you have questions regarding comments on the financial statements and related matters. Please contact Jan Woo, Staff Attorney, at (202) 551-3453 or me at (202) 551-3735 with any other questions.

Sincerely,

/s/ Barbara C. Jacobs

Barbara C. Jacobs
Assistant Director

cc: Via Email
        Brian Lee, Esq.
        SNR Denton US LLP